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UNITEI
SECURITIES AND EX(
Washingto

13030507

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2013
12 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARDINAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 NORTH BELT WEST
(No. and Street)

BELLEVILLE	IL	62226-5923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY J. HEET 618-277-1005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC.
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD	CHESTERFIELD,	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, JEFREY J. HEET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARDINAL INVESTMENTS, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title



"OFFICIAL SEAL"
J. ROSSI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES NOV. 17, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARDINAL INVESTMENTS, INC.
AUDITED FINANCIAL STATEMENTS
For The Years Ended
December 31, 2012 and 2011


HOLT and
PATTERSON

LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

CARDINAL INVESTMENTS, INC.
AUDITED FINANCIAL STATEMENTS
For The Years Ended
December 31, 2012 and 2011

Table of Contents


HOLT &
PATTERSON, LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

Independent Auditors' Report

Board of Directors and Stockholders
Cardinal Investments, Inc.
Belleville, IL

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. (the Company) as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Security Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Investments, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The information contained in the supplemental information located on pages 12-17 are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Holt & Patterson, LLC
February 25, 2013



CARDINAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012 and 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
CURRENT LIABILITIES		
Accounts Payable	$ 1,851	$ 277
Commissions Payable	4,449	5,423
Income Tax Payable	741	-
TOTAL CURRENT LIABILITIES	7,041	5,700
LONG TERM LIABILITIES		
	-	-
TOTAL LONG TERM LIABILITIES	-	-
TOTAL LIABILITIES	7,041	5,700
STOCKHOLDERS' EQUITY		
Common Stock, $1 par value, 800 shares authorized, 800 shares issued and outstanding	800	800
Additional Paid-in Capital	34,715	34,715
Retained Earnings	73,546	75,625
TOTAL STOCKHOLDERS' EQUITY	109,061	111,140
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 116,102	$ 116,840

See Accompanying Notes and Auditors' Report
Holt & Patterson, LLC

CARDINAL INVESTMENTS, INC.
STATEMENT OF INCOME
For the Years Ended December 31, 2012 and 2011

	2012	%	2011	%
INCOME				
Commission and Fee Income	$ 497,799	100.00	$ 609,641	100.00
Investments	-	0.00	-	0.00
TOTAL INCOME	497,799	100.00	609,641	100.00
OPERATING EXPENSES				
Administration	1,252	0.25	1,806	0.30
Bank Service Fees	15	0.00	105	0.02
Outside Brokers Commissions	61,790	12.41	212,307	34.82
Depreciation Expense	1,235	0.25	1,179	0.19
Dues and Subscriptions	3,978	0.80	3,256	0.53
Donations	1,450	0.29	2,316	0.38
Clearing fees	39,761	7.99	39,857	6.54
Equipment Rental	-	-	164	0.03
Salaries	293,250	58.91	275,950	45.26
Promotions	841	0.17	2,118	0.35
Insurance	9,540	1.92	8,233	1.35
Legal and Professional Fees	2,794	0.56	6,136	1.01
Meals and Entertainment	3,871	0.78	2,103	0.34
Office Expense	6,658	1.34	10,149	1.66
Payroll Taxes	17,744	3.56	16,494	2.71
Postage and Delivery	464	0.09	742	0.12
Registration Fees	5,995	1.20	9,388	1.54
Rent Expense	35,500	7.13	5,725	0.94
Repairs and Maintenance	2,131	0.43	3,127	0.51
Utilities	10,868	2.18	9,797	1.61
TOTAL OPERATING EXPENSES	499,137	100.27	610,952	100.21
LOSS FROM OPERATIONS	(1,338)	(0.27)	(1,311)	(0.21)
INCOME TAX				
Federal Income Tax Expense	436	0.09	-	-
State Income Tax Expense	305	0.06	-	-
Deferred Income Tax (Income) Expense	-	-	(545)	(0.09)
TOTAL INCOME TAX	741	0.15	(545)	(0.09)
NET LOSS	$ (2,079)	(0.42)	$ (766)	(0.13)

See Accompanying Notes and Auditors' Report
Holt & Patterson, LLC

CARDINAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE DATE AT DECEMBER 31, 2010	$ 800	$ 34,715	$ 76,391	$ 111,906
Net Loss			(766)	(766)
BALANCE DATE AT DECEMBER 31, 2011	800	34,715	75,625	111,140
Net Loss			(2,079)	(2,079)
BALANCE DATE AT DECEMBER 31, 2012	$ 800	$ 34,715	$ 73,546	$ 109,061

CARDINAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (2,079)	$ (766)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	1,235	1,179
Deferred Income Tax Expense (Benefit)	-	(545)
Decrease (Increase) in Operating Assets		
Receivables	(1,286)	7,560
Increase (Decrease) in Payable		
Commissions payable	(974)	(15,771)
Accounts payable	1,574	277
Taxes payable	741	-
Total Adjustments	1,290	(7,300)
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	(789)	(8,066)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Fixed Assets	-	(4,048)
Payments on Due from Officer	3,067	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	3,067	(4,048)
CASH FLOWS FROM FINANCING ACTIVITIES:		
	-	-
NET CASH ROVIDED BY (USED) IN FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,278	(12,114)
CASH AND CASH EQUIVALENTS, beginning of year	38,672	50,786
CASH AND CASH EQUIVALENTS, end of year	$ 40,950	$ 38,672

See Accompanying Notes and Auditors' Report
Holt & Patterson, LLC

CARDINAL INVESTMENTS, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2012 and 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant policies is presented to assist in the understanding of Cardinal Investments, Inc.'s (the Company) financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a broker-dealer register with the Securities and Exchange (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company was incorporated in May 1994. Operations were started in August, 1994 with a general securities operations beginning in October, 1994.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transaction, investment banking and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Investment banking management fees are recorded on offering date, sales concessions on settlement date. Investment advisory fees are recognized on a cash basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Property and equipment are carried at cost; less accumulated depreciation computed using the methods as allowed under the tax laws in existence at the time the asset is placed in service. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense at December 31, 2012 and 2011, totaled $1,235 and $1,179, respectively.

The Company has not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material.

Basis of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS (Continued)

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2012 and 2011. The bad debt expense at December 31, 2012 and 2011, was $-0- in each year.

NOTE 3 – INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of and for the years ended December 31, 2012 and 2011.

The federal and state income tax returns for the Corporation for 2009, 2010 and 2011 are subject to examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2012 and 2011 was $-0- in each year.

NOTE 4 – DEFERRED TAXES

The Company has adopted ASC 740-10, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

		2012
Depreciation	$	(1,368)
Contributions (Expires 2014)		1,133
Contributions (Expires 2015)		225
Contributions (Expires 2015)		2,316
Contributions (Expires 2016)		1,450
	$	3,756

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's office building is rented from a corporation that is owned by the Company's shareholders. This lease was entered into with an annual renewal option. Rental payments at December 31, 2012 and 2011 totaled $35,500 and $5,725, respectively.

NOTE 6 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012 and 2011, the Company had net capital of $84,563 and $92,566, respectively, which was $79,563 and $87,566 in excess of its required net capital of $5,000.

NOTE 7 – ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2012 and 2011 totaled $ 0 and $1,360, respectively. The Company did not incur any direct-response advertising cost during the year.

NOTE 8 – DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 25, 2013, the date of the management representation letter and the date the financial statements were available to be issued.

CARDINAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2012

NET CAPITAL COMPUTATION:

Stockholders' Equity		$ 109,061
Deductions and/or charges		
Property and Equipment	2,512	
Other Assets	11,884	
Accounts Receivable	10,102	24,498
Subtotal		
NET CAPITAL		$ 84,563

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$ 84,760
Net audit adjustments	(197)
	$ 84,563

CARDINAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the Year Ended December 31, 2012

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 469
Minimum Dollar Net Capital Required	5,000
Net Capital Requirement (Greater of the Above)	5,000
Excess Net Capital	$ 79,563
Percentage of Aggregate Indebtedness to Net Capital	8.8%

SCHEDULE OF AGGREGATE INDEBTEDNESS

Commissions Payable	$ 4,449
Accounts Payable	1,851
Income Tax Payable	741
	$ 7,041


HOLT &
PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Cardinal Investments, Inc.

In planning and performing our audit of the financial statements of Cardinal Investments, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

conditions or that the effectiveness of their design and operation may deteriorate. A *deficiency in internal controls* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

However, we identified the following deficiencies in generally accepted accounting principles and procedures that we consider to be significant deficiencies, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 25, 2013.

Organizational Structure

The size of the Company's accounting and administrative staff precludes certain internal controls that would be preferred if the office staff were large enough to provide optimum segregation of duties. The president should continue to remain involved in the financial affairs of the Company in order to provide an overview of transactions and the internal control structure.

Internal Control Structure

We are required to give consideration to the Company's ability to prepare financial statements and related note disclosures, as well as the oversight of the financial reporting process by those charged with governance. The Company does not have in place controls that would assure the preparation of internal financial statements and related note disclosures in accordance with generally accepted accounting principles. The Company engages the independent auditors to draft the audited financial statements, derived from auditing the Company's internally prepared financial statements, which includes drafting the primary financial statements and disclosures, as well as performing procedures to ensure that the disclosures are complete. Once drafted, the financial statements are submitted to the Company for review and approval. While this practice is common and practical, we must inform those charged with governance that this must be considered a significant deficiency in internal control since the financial statement preparation, including the note disclosures, cannot be performed in-house.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Holt & Patterson, LLC
Chesterfield, MO 63005
February 25, 2013

CARDINAL INVESTMENTS, INC.
SIPC SUPPLEMENTAL REPORT
For The Year Ended
December 31, 2012


HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

February 25, 2013

To the Board of Directors of Cardinal Investments, Inc.
Belleville, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Cardinal Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you with the other specified parties in evaluating Cardinal Investments, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Cutter & Company Brokerage, Inc.'s management is responsible for the Cardinal Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of procedures described below either for the purpose for with this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including the cash disbursements journal, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting differences related to revenue. Discussed with client and was advised it related to grossing up clearing fees at year end. Reviewed clearing fees and the difference calculated and confirmed they were within reason;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers nothing no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including an income statement for the period, supporting the adjustments noting no differences; and

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

5. Compared the amount of any overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed noting the overpayment was minimal.

We were not engaged to, and did not conduct an examination, the objectives of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Holt & Patterson, LLC
February 25, 2013

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101